UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Norie C. Campbell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(416) 308-6963

Copy to:

Lee Meyerson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,993,484
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,993,484
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,993,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.27% (1)
14	TYPE OF REPORTING PERSON (See Instructions) BK

(1)	Based on 566,919,426 shares of Issuer Common Stock outstanding as of September 18, 2017, as provided to the Reporting Persons by TD Ameritrade.

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Group US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,993,484
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,993,484
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,993,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.27% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 566,919,426 shares of Issuer Common Stock outstanding as of September 18, 2017, as provided to the Reporting Persons by TD Ameritrade.

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Luxembourg International Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,993,484
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,993,484
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,993,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.27% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 566,919,426 shares of Issuer Common Stock outstanding as of September 18, 2017, as provided to the Reporting Persons by TD Ameritrade.

Item 1: Security and Issuer

This Amendment No. 20 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011, Amendment No. 12 thereto filed on February 24, 2011, Amendment No. 13 thereto filed on November 8, 2011, Amendment No. 14 thereto filed on March 16, 2012, Amendment No. 15 thereto filed on May 15, 2013, Amendment No. 16 thereto filed on December 6, 2013, Amendment No. 17 thereto filed on December 9, 2013, Amendment No. 18 thereto filed on February 14, 2014 and Amendment No. 19 thereto filed on February 4, 2016 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 20 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 2: Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 20) as follows:

This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), TD Group US Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TD GUS”), and TD Luxembourg International Holdings S.à r.l., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD GUS (“TD LIH” and, together with TD and TD GUS, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2, the principal executive office of TD GUS is located at 251 Little Falls Drive, Wellington, Delaware 19808 and the principal executive office of TD LIH is located at 46A Avenue de la Gare, Luxembourg, Grand-Duchy of Luxembourg L-1610.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of TD and TD LIH and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

On July 1, 2017, TD contributed 100% of its equity interests in TD LIH to TD GUS for equity interests in TD GUS. No additional consideration was paid in connection with this contribution.

On September 18, 2017, TD LIH purchased 11,074,197 shares of Issuer Common Stock from the Issuer pursuant to the Subscription Agreement (as defined below) at $36.12 per share.

Item 4: Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

On October 24, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Scottrade Financial Services, Inc., a Delaware corporation (“Scottrade”), Rodger O. Riney, as Voting Trustee of the Rodger O. Riney Family Voting Trust U/A/D 12/31/2012 (the “Voting Trust”) (in such capacity, the sole stockholder of Scottrade (the “Stockholder”)), and Alto Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”). On September 18, 2017, pursuant to the Merger Agreement and on the terms and subject to the conditions set forth therein, Merger Sub merged with and into Scottrade (the “Merger”), with Scottrade surviving as a wholly-owned subsidiary of the Issuer. Immediately prior to the Merger and as a condition precedent thereto, pursuant to and on the terms and subject to the conditions set forth in a separate Agreement and Plan of Merger, executed concurrently with the execution of the Merger Agreement (the “Bank Merger Agreement”), by and among Scottrade, Scottrade Bank, a wholly owned subsidiary of Scottrade (“Scottrade Bank”), the Stockholder, TD Bank, N.A., a wholly-owned subsidiary of TD (“TDBNA”) and, solely for purposes of Article I, Article II and Section 7.16 thereof, the Issuer, Scottrade Bank merged with and into TDBNA (the “Bank Merger”).

On October 24, 2016, in connection with the execution and delivery of the Merger Agreement and the Bank Merger Agreement, the Issuer, TD and TD LIH entered into a subscription agreement (the “Subscription Agreement”) for the purchase of 11,074,197 shares of Issuer Common Stock at price of $36.12 per share. The purchase of such shares pursuant to the Subscription Agreement was consummated immediately prior to the closing of the Merger.

This description of the Subscription Agreement is qualified in its entirety by reference to the Subscription Agreement, a copy of which is included as Exhibit 17 of this Statement and incorporated herein by reference.

Item 5: Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of September 19, 2017, the Reporting Persons beneficially owned an aggregate of 233,993,484 shares of Issuer Common Stock, representing approximately 41.27% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of September 18, 2017 as provided to the Reporting Persons by the Issuer). The 233,993,484 shares of Issuer Common Stock reported herein consist of 233,993,484 shares of Issuer Common Stock over which TD LIH is the record and beneficial owner. TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by it. TD GUS is the sole owner of TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by it.

Except for Mr. Levitt, Ms. Maidment, and Mrs. Miller, as of September 18, 2017, none of the individuals listed on Schedule I beneficially owned any shares of Issuer Common Stock. As of September 18, 2017, Mr. Levitt beneficially owned 11,499 shares of Issuer Common Stock, Ms. Maidment beneficially owned 64,169 shares of Issuer Common Stock, and Mrs. Miller beneficially owned 7,124 shares of Issuer Common Stock.

(c) On August 15, 2017, each of Mr. Levitt, Ms. Maidment, and Mrs. Miller received 25, 248 and 12 dividend equivalent units, respectively, in respect of restricted stock units held by such person. Except as otherwise described in this Statement, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I to the Statement, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the following:

At the closing of the Merger, on September 18, 2017, the Issuer, TD, TD LIH, Mr. Riney and the other stockholders described therein (the “Ricketts Stockholders”) entered into a registration rights agreement (the “Registration Rights Agreement”) providing each of TD, TD LIH, Mr. Riney and the Ricketts Stockholders with certain customary registration rights with respect to the Issuer Common Stock respectively held by each of them. Pursuant to the Registration Rights Agreement, TD, TD LIH, Mr. Riney and the Ricketts Stockholders will each be entitled to certain customary demand registration, shelf takedown and piggyback registration rights with respect to their respective shares of Issuer Common Stock, subject to certain customary limitations (including with respect to minimum offering size and maximum number of demands and underwritten shelf takedowns within certain periods). With respect to TD, TD LIH and the Ricketts Stockholders, the Registration Rights Agreement will supersede and replace the Amended and Restated Registration Rights Agreement, dated as of June 22, 2005, by and among the Issuer, TD and the Ricketts Stockholders.

The descriptions of the Registration Rights Agreement are qualified in their entirety by reference to such agreement, a copy of which is included as Exhibit 18 of this Statement and incorporated herein by reference.

Item 7: Material to be Filed as Exhibits

Item 7 of the Statement is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

16	Joint Filing Agreement

17	Subscription Agreement (incorporated by reference to Exhibit 10.2 on Form 8-K filed by Issuer on October 28, 2016).

18	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.1 on Form 8-K filed by Issuer on October 28, 2016).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2017

THE TORONTO-DOMINION BANK

By:	/s/ Barbara Hooper

Name:	Barbara Hooper
Title:	EVP, Treasury and Corporate Development

TD GROUP US HOLDINGS LLC

By:	/s/ Manjit Singh

Name:	Manjit Singh
Title:	Chief Financial Officer

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.À R.L.

By:	/s/ Yves Sawaya

Name:	Yves Sawaya
Title:	Board Manager

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett (US Citizen)	Corporate Director and former President, Director and Chief Executive Officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008

Amy W. Brinkley (US Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	President & Chief Executive Officer Cenovus Energy Inc. 500 Centre Street SE P.O. Box 766 Calgary, Alberta T2P 0M5

Colleen A. Goggins (US Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Mary Jo Haddad (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, The Hospital for Sick Children 1320 King Henry Court Oakville, Ontario L6M 2Y6

Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5

David E. Kepler (US Citizen)	Corporate Director and former Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank and non-executive Vice Chair, Osler, Hoskin & Harcourt LLP P.O. Box 1 TD Bank Tower66 Wellington Street West Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Non-executive Vice Chair, Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario M5X 1B8

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and Great Britain Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Irene R. Miller (US and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Claude Mongeau (Canadian Citizen)	President and Chief Executive Officer, Canadian National Railway Company 935 de La Gauchetiere Street West 16th Floor Montreal, Quebec H3B 2M9

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group

Gregory Bryan Braca	Executive Vice President, TD Bank Group and President and Chief Executive Officer, TD Bank, America’s Most Convenient Bank®

Norie Clare Campbell (Canadian Citizen)	Group Head and Chief General Counsel, TD Bank Group

Mark Russell Chauvin (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group

Susan Anne Cummings (Canadian and British Citizen)	Executive Vice President, Human Resources, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Paul Campbell Douglas (Canadian Citizen)	Executive Vice President, Canadian Business Banking, TD Bank Group

Colleen Mary Johnston (Canadian Citizen)	Group Head, Direct Channels, Technology, Marketing, and Corporate Communications, TD Bank Group

Kenneth William Lalonde	Executive Vice President, TD Bank Group, and President and Chief Executive Officer, TD Insurance

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Leovigildo Salom (U.S. Citizen)	Executive Vice President, Wealth Management, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.À R.L.

DIRECTORS

Peter Walker (British Citizen)	Board Manager TD Luxembourg International Holdings S.à r.l. 8-10 avenue de la Gare L-1610 Luxembourg

Yves Sawaya (Canadian and French Citizen)	Board Manager TD Luxembourg International Holdings S.à r.l. 8-10 avenue de la Gare L-1610 Luxembourg